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                           August 22, 2023

       Matthew K. Schatzman
       Chief Executive Officer
       NextDecade Corporation
       1000 Louisiana Street, Suite 3900
       Houston, Texas 77002

                                                        Re: NextDecade
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed August 15,
2023
                                                            File No. 333-274000

       Dear Matthew K. Schatzman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Ryan Maierson